Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation

1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
August 18, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel
Re:	Dex Media West LLC Form 10-K for the year ended December 31, 2008 Filed March 31, 2009 File No. 333-112694
Ladies and Gentlemen:
We have received your letter dated August 11, 2009 with respect to your review of Dex Media West LLC’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 31, 2009. We plan to file our responses to your comments through correspondence over EDGAR by September 1, 2009.
Please contact me at (919) 297-1116 should you have any questions regarding our proposed time line.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer
cc:     Mark Hianik, ESQ